Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Yield Optimization Securities with Contingent Protection Linked to the common stock of Target Corporation	$1,999,988.38	$78.60
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated February 5, 2009)

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $1,999,988.38 Notes linked to the common stock of Target Corporation due August 27, 2009

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of the underlying stock falls below the specified trigger price on any trading day during the observation period. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies only if you hold the securities until maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Income: Regardless of the performance of the underlying stock, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.
☐	Tactical Investment Opportunity: If you believe the underlying stock will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying stock.
☐	Contingent Protection Feature: If you hold the Notes to maturity and the underlying stock does not close below the trigger price on any day during the Observation Period, you will receive 100% of your principal, subject to the creditworthiness of UBS AG, and you will not participate in any appreciation of the underlying stock. If you hold the Notes to maturity and the underlying stock closes below the trigger price on any day during the Observation Period, you will receive one share of the underlying stock for each of your Notes, which may be worth less than your principal and may have no value at all.

Key Dates

Trade Date	February 6, 2009
Settlement Date	February 11, 2009
Coupon Payment Dates	May 27, 2009, August 27, 2009
Final Valuation Date*	August 21, 2009
Maturity Date*	August 27, 2009
*	Subject to postponement in the event of a market disruption event, as described in the product supplement.

Note Offering

Underlying Stock	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of Target Corporation	22.25%	$33.02	$19.812, which is 60% of Initial Price	90265G220	US90265G2205

* Paid in arrears in two equal installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they may be worth less (or more) than your principal or may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Price to Public		Underwriting Discount		Proceeds to UBS AG
Total	Per Security*	Total	Per Security	Total	Per Security**
$1,999,988.38	$33.02	$19,999.88	1.00%	$1,979,988.50	$32.69
*	Dollar value is equal to 100% of the initial price.
**	Dollar value is equal to 99% of the initial price, which reflects the deduction of the total underwriting discount from the price to public.

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated February 6, 2009

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated February 5, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000140/v138865_690314-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated February 5, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Final Terms of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying stock
Term	197 days
Coupon Payment:	Coupon paid in two equal installments based on the coupon per annum, regardless of the performance of the underlying equity. The coupon per annum is 22.25%
1st Installment:	6.0878%
2nd Installment:	6.0878%
Trigger Price(1)	$19.812, which is 60% of the initial price
Payment at Maturity (per Note)

➢

If the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period, at maturity we will pay you an amount in cash equal to your principal amount.

➢

If the closing price of the underlying stock falls below the trigger price on any trading day during the observation period, at maturity we will deliver to you one share of the underlying stock for each Note you own.

Each Note is not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may have no value at all.
Closing Price	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading
Initial Price	$33.02, which is the closing price of the underlying stock on the trade date
Observation Period	The period starting on the trade date and ending on, and including, the final valuation date

Determining Payment at Maturity

You will receive one share of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this pricing supplement).

♦	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
♦	If the market price of the underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

Your Notes are not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may have no value at all.

(1)	Principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the underlying stock at maturity that may be worth less than your principal or may have no value at all.
♦	You believe the market price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the closing price of the underlying stock is not likely to fall below the trigger price at any time during the observation period.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the underlying stock.
♦	You are willing to invest in the Note based on the stated coupon.
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the underlying stock at maturity.
♦	You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the closing price of the underlying stock is likely to fall below the trigger price during the observation period.
♦	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of a forward contract relating to the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis of the shares if shares are delivered.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon per Annum	Debt Component per Annum	Put Option Component per Annum
Common stock of Target Corporation	22.25%	2.36%	19.89%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-39 for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance they will ultimately issue, if any, and whether such guidance will affect the tax treatment of the Notes. Legislation has also been proposed which would require the holders of certain prepaid forward contracts to accrue ordinary income over the term of the contract. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-39 unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of Loss of Contingent Protection — Your principal will be protected only if the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period and the Notes are held to maturity. If the closing price of the underlying stock falls below the trigger price on any trading day during the observation period, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the underlying stock is less than the trigger price on at least one day during the observation period (and, therefore, you receive shares instead of cash at maturity) and (2) the closing price of the underlying stock at maturity is greater than the initial price.
♦	Single Stock Risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the observation period and you will not participate in such appreciation unless the closing price of the underlying stock falls below the trigger price at least once during the observation period. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the closing price on any trading day has fallen below the trigger price and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying stock — Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Antidilution Adjustments” and “ — Reorganization Events” beginning on page PS-26 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will only receive an amount in cash equal to your principal amount unless the closing price of the underlying stock falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events) on any trading day during the observation period.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term:	197 days
Coupon per annum*:	22.25% (or $2.01 per pay period)
Initial price of the underlying stock:	$33.02 per share
Trigger price:	$19.812 (60% of the initial price)
Principal amount:	$33.02 per Note (set equal to the initial price)
Dividend yield on the underlying stock**:	1.00%
*	Coupon payment will be paid in arrears in two equal installments during the term of the Notes on an unadjusted basis.
**	Dividend yield assumed received by holders of the stock during the term of the Notes.

Scenario #1: The closing price of the underlying stock never falls below the trigger price of $19.812 during the observation period.

Since the closing price of the underlying stock did not fall below the trigger price of $19.812 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the stock (plus dividends, if any) is less than 12.18%.

If the closing price of the underlying stock on the final valuation date is $33.02 (no change in the price of the stock):

Payment at Maturity:	$33.02
Coupons:	$4.02	($2.01×2 = $4.02)
Total:	$37.04
Total Return on the Notes:	12.18%

In this example, the total return on the Notes is 12.18% while the total return on the stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $42.93 (an increase of 30%):

Payment at Maturity:	$33.02
Coupons:	$4.02	($2.01×2 = $4.02)
Total:	$37.04
Total Return on the Notes:	12.18%

In this example, the total return on the Notes is 12.18% while the total return on the stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $28.07 (a decline of 15%):

Payment at Maturity:	$33.02
Coupons:	$4.02	($2.01×2 = $4.02)
Total:	$37.04
Total Return on the Notes:	12.18%

In this example, the total return on the Notes is 12.18% while the total return on the stock is a loss of 14% (including dividends).

Scenario #2: The closing price of the underlying stock falls below the trigger price of $19.812 during the observation period.

Since the closing price of the underlying stock fell below the trigger price of $19.812 on one or more trading days during the observation period, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $14.86 (a decline of 55%):

Value of share received:	$14.86
Coupons:	$4.02	($2.01×2 = $4.02)
Total:	$18.88
Total Return on the Notes:	-42.82%

In this example, the total return on the Notes is a loss of 42.82% while the total return on the stock is a loss of 54% (including dividends).

If the closing price on the maturity date is $28.07 (a decline of 15%):

Value of share received:	$28.07
Coupons:	$4.02	($2.01×2 = $4.02)
Total:	$32.09
Total Return on the Notes:	-2.82%

In this example, the total return on the Notes is a loss of 2.82% while the total return on the stock is a loss of 14% (including dividends).

If the closing price on the maturity date is $36.32 (an increase of 10%):

Value of share received:	$36.32
Coupons:	$4.02	($2.01×2 = $4.02)
Total:	$40.34
Total Return on the Notes:	22.18%

In this example, the total return on the Notes is 22.18% while the total return on the stock is 11% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions:

Term:	197 days
Coupon per annum*:	22.25% (or $2.01 per pay period)
Initial price:	$33.02 per share
Trigger price:	$19.812 (60% of the initial price)
Principal amount:	$33.02 per Note (set equal to the initial price)
Dividend yield on the underlying stock**:	1.00%
*	Coupon payment will be paid in arrears in two equal installments during the term of the Notes on an unadjusted basis.
**	Dividend yield assumed received by holders of the stock during the term of the Notes.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return at Maturity(4)	Payment at Maturity	Total Return at Maturity(5)	Payment at Maturity(6)	Total Return at Maturity
$49.53	50.00%	51.00%	$37.04	12.18%	$53.55	62.18%
$47.88	45.00%	46.00%	$37.04	12.18%	$51.90	57.18%
$46.23	40.00%	41.00%	$37.04	12.18%	$50.25	52.18%
$44.58	35.00%	36.00%	$37.04	12.18%	$48.60	47.18%
$42.93	30.00%	31.00%	$37.04	12.18%	$46.95	42.18%
$41.28	25.00%	26.00%	$37.04	12.18%	$45.30	37.18%
$39.62	20.00%	21.00%	$37.04	12.18%	$43.64	32.18%
$37.97	15.00%	16.00%	$37.04	12.18%	$41.99	27.18%
$36.32	10.00%	11.00%	$37.04	12.18%	$40.34	22.18%
$34.67	5.00%	6.00%	$37.04	12.18%	$38.69	17.18%
$33.02	0.00%	1.00%	$37.04	12.18%	$37.04	12.18%
$31.37	-5.00%	-4.00%	$37.04	12.18%	$35.39	7.18%
$29.72	-10.00%	-9.00%	$37.04	12.18%	$33.74	2.18%
$28.07	-15.00%	-14.00%	$37.04	12.18%	$32.09	-2.82%
$26.42	-20.00%	-19.00%	$37.04	12.18%	$30.44	-7.82%
$24.77	-25.00%	-24.00%	$37.04	12.18%	$28.79	-12.82%
$23.11	-30.00%	-29.00%	$37.04	12.18%	$27.13	-17.82%
$21.46	-35.00%	-34.00%	$37.04	12.18%	$25.48	-22.82%
$19.81	-40.00%	-39.00%	$37.04	12.18%	$23.83	-27.82%
$18.16	-45.00%	-44.00%	n/a	n/a	$22.18	-32.82%
$16.51	-50.00%	-49.00%	n/a	n/a	$20.53	-37.82%
$14.86	-55.00%	-54.00%	n/a	n/a	$18.88	-42.82%
$13.21	-60.00%	-59.00%	n/a	n/a	$17.23	-47.82%
$11.56	-65.00%	-64.00%	n/a	n/a	$15.58	-52.82%
$9.91	-70.00%	-69.00%	n/a	n/a	$13.93	-57.82%
(1)	A trigger event does not occur if the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period.
(2)	A trigger event occurs if the closing price of the underlying stock falls below the trigger price on at least one trading day during the observation period.
(3)	The final stock price is as of the final valuation date, if the closing price of the stock never falls below the trigger price during the observation period. If the closing price of the stock falls below the trigger price during the observation period, the final stock price is as of the maturity date.
(4)	The total return at maturity on the underlying stock includes a 1% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.

Information about the Underlying Stocks

Included on the following pages is a brief description of the underlying issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007 and 2008. Partial data is provided for the first calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Target Corporation

According to publicly available information, Target Corporation (“Target'') operates general merchandise and food discount stores in the United States, which include Target and SuperTarget stores. Target offers both everyday essentials and fashionable differentiated merchandise. Target’s credit card operations represent an integral component of its core retail business. Target also operates a fully integrated online business, Target.com. It operates Target general merchandise stores with a range of general merchandise and a limited assortment of food items, as well as SuperTarget stores with a line of food and general merchandise items. Target.com offers a range of general merchandise, including many items found in its stores and a complementary assortment, such as extended sizes and colors, sold only online. As of February 2, 2008, Target had 1,591 retail stores. As of May 3, 2008, Target opened 26 new stores, including 14 general merchandise stores and eight SuperTarget stores. Information filed by Target with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-6049, or its CIK code: 0000027419. Target’s website is http://www.target.com. Target’s common stock is listed on the New York Stock Exchange under the ticker symbol “TGT.''

Historical Information

The following table sets forth the quarterly high and low closing prices for Target’s common stock, based on daily closing prices on the primary exchange for Target, as reported by Bloomberg. Target’s closing price on February 6, 2009 was $33.02.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$45.63	$37.05	$45.04
4/1/2004	6/30/2004	$46.43	$41.75	$42.47
7/1/2004	9/30/2004	$46.25	$40.42	$45.25
10/1/2004	12/31/2004	$52.43	$46.02	$51.93
1/3/2005	3/31/2005	$52.50	$48.50	$50.02
4/1/2005	6/30/2005	$55.93	$46.28	$54.41
7/1/2005	9/30/2005	$59.98	$50.84	$51.93
10/3/2005	12/30/2005	$58.85	$51.24	$54.97
1/3/2006	3/31/2006	$55.80	$51.18	$52.01
4/3/2006	6/30/2006	$54.71	$47.60	$48.87
7/3/2006	9/29/2006	$56.24	$45.28	$55.25
10/2/2006	12/29/2006	$59.75	$56.03	$57.05
1/3/2007	3/30/2007	$64.32	$57.27	$59.26
4/2/2007	6/29/2007	$64.40	$57.31	$63.60
7/2/2007	9/28/2007	$70.14	$58.11	$63.57
10/1/2007	12/31/2007	$67.57	$49.51	$50.00
1/2/2008	3/31/2008	$57.05	$48.08	$50.68
4/1/2008	6/30/2008	$55.10	$46.49	$46.49
7/1/2008	9/30/2008	$57.89	$43.68	$49.05
10/1/2008	12/31/2008	$47.24	$26.96	$34.53
1/2/2009*	2/6/2009*	$38.11	$30.20	$33.02
*	As of the date of this pricing supplement available information for the first calendar quarter of 2009 includes data for the period from January 2, 2009 through February 6, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2009.

The graph below illustrates the performance of Target’s common stock from June 30, 1998 through February 6, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 60% of the closing price on February 6, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	318,345	283,210
Total Debt	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ equity	46,412	41,290
Total capitalization	373,205	332,015
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Annex

The following supplements the discussion under “What are the Tax Consequences of the Notes?” in this pricing supplement and “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for United States holders who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas below assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “What are the Tax Consequences of the Notes?” and “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

’‘Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon per Annum” is provided on page 1 of this pricing supplement.

’‘Debt Component Per Annum” is provided on page 5 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value x Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon per Annum).

“Option Sale Amount” is equal to Sale Price – Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided on page 5 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:
♦	Aggregate Option Premium Received x Quantity at Maturity; or
2)	No tax event. If you receive shares of the applicable underlying stock, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:
♦	(Initial Price – Aggregate Option Premium Received) x Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying stock, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:
♦	Accrued Coupon at Sale x (Debt Component per Annum/Coupon per Annum) x Quantity Sold.

2)	Capital gain or loss. You will recognize short-term capital gain or loss in respect of the debt portion of the Notes equal to:
♦	(Debt Sale Amount - Initial Price) x Quantity Sold;

and in respect of the option portion of the Notes, equal to:

♦	(Option Sale Amount + (Accrued Coupon at Sale x (Put Option Component per Annum/Coupon per Annum))) x Quantity Sold; plus
♦	Aggregate Coupons Received x (Put Option Component per Annum/Coupon per Annum) x Quantity Sold.